                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2003


                     TELESYSTEM INTERNATIONAL WIRELESS INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                  1250, RENE-LEVESQUE STREET WEST, 38TH FLOOR,
                         MONTREAL, QUEBEC H3B 4W8 CANADA
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                    20-F [x]
                                    40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes [ ]
                                      No [x]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto are (i) a press release of the Registrant dated June 25, 2003 relating to the pricing of an offering of US$225 million of senior notes by a subsidiary of the Registrant, (ii) a press release of the Registrant dated June 25, 2003 relating to the consolidation of the common shares of the Registrant and (iii) a press release of the Registrant dated June 27, 2003 relating to the closing of an offering of US$225 million of senior notes by a subsidiary of the Registrant.

THE INFORMATION FURNISHED ON THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE TO THE REGISTRANT'S PROSPECTUS DATED AUGUST 2, 2002, AS CONTAINED IN ITS REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION NOS. 333-96865 AND 333-96865-01) AND THE REGISTRANT'S PROSPECTUS DATED FEBRUARY 10, 2003, AS CONTAINED IN ITS REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION NOS. 333-102766 AND 333-102766-01).

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       TELESYSTEM INTERNATIONAL WIRELESS INC.



                                       By:  /s/ Margriet Zwarts
                                            ------------------------------------
                                            Name:  Margriet Zwarts
                                            Title: General Counsel and Secretary

Date: July 7, 2003

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
99.1      Press release of the Registrant dated June 25, 2003 relating to the pricing of an offering of US$225 million of senior notes by a subsidiary of the Registrant.

99.2 Press release of the Registrant dated June 25, 2003 relating to the consolidation of the common shares of the Registrant.

99.3 Press release of the Registrant dated June 27, 2003 relating to the closing of an offering of US$225 million of senior notes by a subsidiary of the Registrant.